Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com
VIA EDGAR
April 6, 2011
Richard Pfordte, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 55”)
Dear Mr. Pfordte:
This letter responds to comments you provided in a telephonic discussion with me on Wednesday, March 23, 2011, with respect to Amendment No. 55. Amendment No. 55 was filed on January 21, 2011 and included disclosure with respect to the SPDR® Barclays Capital Issuer Scored Corporate Bond ETF (the “Fund”), a new series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 55.
Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 55. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 55.
Prospectus Comments
1.	Comment: Please confirm the Fund’s principal investment strategy is consistent with the Trust’s exemptive order.
Response: We hereby confirm that the Fund’s principal investment strategy is consistent with the Trust’s exemptive relief. Please see File No. 812-13356.
2.	Comment: Please confirm the index provider is not affiliated with the Fund and/or the Adviser.

Response: We confirm the index provider is not affiliated with the Fund and/or the Adviser. The following disclosure is currently included in “The Fund’s Investment Strategy” section:
The Index is sponsored by Barclays Capital, Inc. (the “Index Provider”) which is not affiliated with the Fund or the Adviser.
3.	Comment: In “The Fund’s Investment Strategy” section, please revise the disclosure to remove the terms “including,” and “such as.” This section should include all principal strategies.
Response: We confirm that this section includes all principal strategies. Further, we believe the use of the terms “including” and “such as” are, as currently used, both accurate and appropriate. Consequently, we have not made the requested changes
4.	Comment: Please file a completed fee table prior to the Fund’s launch.
Response: We will file an amended registration statement pursuant to rule 485(b) that contains a completed fee table prior to the launch of the Fund. In addition, we have included the completed fee table below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	0.16%
Distribution and Service (12b-1) Fees	None
Other Expenses (1)	0.00%

Total Annual Fund Operating Expenses	0.16%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.
5.	Comment: Please confirm if the Fund will invest in other investment companies to the extent that acquired fund fees and expenses would exceed one basis point. If the Fund will incur acquired fund fees and expenses in excess of one basis point, please include an appropriate line item in the fee table.
Response: While the Fund may invest in other investment companies as described in the prospectus, there is no present intent to invest in other investment companies to the extent that such acquired fund fee disclosure would be required.
6.	Comment: In the fee table, please confirm the Fund is not required to disclose shareholder transaction fees (i.e., creation/redemption fees).
Response: As currently disclosed in the registration statement, the Fund issues and redeems shares in creation units of not less than 25,000 shares. Therefore, pursuant to Instruction 1(e)(ii) to Item 3, the Fund may exclude any fees charged for the purchase and redemption of creation units.

7.	Comment: Please confirm that employing a sampling strategy is consistent with the Trust’s exemptive relief.
Response: As noted in response to comment 1 above, we confirm that the Fund’s principal investment strategy, including employing a sampling strategy, is consistent with the Trust’s exemptive relief. Please see File No. 812-13356.
8.	Comment: In “The Fund’s Investment Strategy” section, please indicate what is meant by “fixed-income securities that are not included in the Index” in the disclosure below. If this includes securities not currently described in “The Fund’s Investment Strategy” section, please provide additional disclosure as appropriate.
Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index or in securities the Adviser determines have economic characteristics substantially identical to the economic characteristics of the securities that comprise the Index. The Fund will provide shareholders with at least 60 days notice prior to any material change in this 80% investment policy. In addition, the Fund may invest in fixed-income securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).
Response: The Fund may invest in specific bonds that are not components of the index, but they would generally be fixed-income securities similar in type to the securities currently described in the section. Consequently, we believe no additional disclosure is necessary.
9.	Comment: In “The Fund’s Investment Strategy” section, please include disclosure that the Index may include bonds issued by foreign issuers.
Response: We have not included additional disclosure. “The Fund’s Investment Strategy” section currently includes the following disclosure:
The Index includes only corporate sectors. The corporate sectors are Industrial, Utility, and Financial Institutions, which include both U.S. and non-U.S. corporations.
10.	Comment: “The Fund’s Investment Strategy” section states that the Fund will invest at least 80% of its total assets in the securities comprising the Index or securities that the Adviser has determined have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index. Please identify what comprises the remaining 20%.

Response: As noted in “The Fund’s Investment Strategy” section, under normal market conditions, the Fund generally invests substantially all of its total assets in the securities comprising its benchmark index. In instances when the Fund does not invest all of its total assets in the securities comprising its benchmark index, it will invest in “fixed-income securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser)” as described in the same section.
11.	Comment: In “The Fund’s Investment Strategy” section, please provide a summary of the Fund’s sell strategy.
Response: We have not made the requested change. The Fund is an index fund, and we believe potential investors understand that the Fund will purchase and sell component securities as necessary to track the Index.
12.	Comment: “The Fund’s Investment Strategy” section states: “The Index includes only corporate sectors. The corporate sectors are Industrial, Utility, and Financial Institutions,” please confirm if the Fund will concentrate in these sectors and, if so, include appropriate risk disclosure.
Response: Applicable risk disclosure for the Industrial, Utilities and Financial sectors has been added to the “Principal Risks of Investing in the Fund” section.
13.	Comment: Please confirm if investment in high yield securities is a principal investment strategy of the Fund and, if so, please include appropriate strategies and risk disclosure.
Response: Investment in high yield securities is not a principal investment strategy of the Fund. As noted in “The Fund’s Investment Strategy” section: “The Index includes publicly issued U.S. dollar denominated corporate issues that are rated investment grade (Baa3/BBB- or higher) by at least two of Moody’s Investors Service, Inc., Fitch Inc., or Standard & Poor’s, Inc.”
14.	Comment: Please confirm if the Adviser seeks a correlation with the Index of 0.95 or higher.
Response: The Adviser expects that the Fund will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.
15.	Comment: In the section “Additional Strategies,” please add sub-headings indicating whether the strategies are principal or non-principal.
Response: As such disclosure is not required, we have not made the requested change.

16.	Comment: In the “Borrowing Money” discussion in the “Additional Strategies” section, please add disclosure that the 1940 Act allows borrowing up to one-third of the Fund’s total assets.
Response: We have added the following disclosure:
The 1940 Act presently allows a Fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).
17.	Comment: In the “Borrowing Money” discussion in the “Additional Strategies” section, if the Fund may enter into reverse repurchase agreements, please add disclosure to that effect.
Response: The Adviser confirms that the use of reverse repurchase agreements is not a principal investment strategy of the Fund, but that the Fund may enter into reverse repurchase agreements as described in the SAI. Therefore, the requested disclosure has not been included.
18.	Comment: In the “Principal Risks” sub-section in the “Additional Risk Information” section, please confirm “Liquidity Risk” is a principal risk.
Response: The Adviser confirms that “Liquidity Risk” is a principal risk of the Fund.
19.	Comment: In the “Foreign Securities Risk” discussion in the “Additional Risk Information” section, please confirm the following sentence is applicable as the Fund tracks an index that measures the performance of the U.S. corporate bond market.
Investment in foreign securities may involve higher costs than investment in U.S. securities, including higher transaction and custody costs as well as the imposition of additional taxes by foreign governments.

Response: We have removed the disclosure above from the “Foreign Securities Risk” discussion.
20.	Comment: Please revise the sub-section heading “Additional Risks” to “Additional Non-Principal Risks.”
Response: As such disclosure is not required, we have not made the requested change.
21.	Comment: Please confirm that the Fund’s use of derivatives is not a principal strategy of the Fund. If it is a principal strategy, please include appropriate strategies and risk disclosure.

Response: The Adviser has confirmed that the use of derivatives is not a principal strategy of the Fund.
22.	Comment: In “The Fund’s Investment Strategy,” please confirm if derivatives may be considered “securities that the Adviser has determined have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index.” Please confirm this is consistent with the Trust’s exemptive order.
Response: Generally, we do not believe this language was intended to apply to derivatives.
23.	Comment: Please explain the purpose of the Fund’s use of derivatives.
Response: Although the Adviser does not expect any significant investment in derivatives, the Fund may invest in derivatives to help the Fund track its underlying Index, particularly where direct investment in component securities is impossible or impractical, or where the derivative is more liquid than the component security.
Statement of Additional Information Comments
1.	Comment: In the “Investment Policies” section, please distinguish between principal and non-principal strategies and risks.
Response: We have not made the requested change.
2.	Comment: In the “Lending Portfolio Securities” discussion, please disclose that “if there should be a material vote, the Fund has the obligation to re-call securities it has lent and vote the proxy.”
Response: The requested disclosure has not been added to the statement of additional information. We note that the following disclosure is currently included in the prospectus:
In the securities lending program, the borrower generally has the right to vote the loaned securities, however the Fund may call loans to vote proxies if a material issue affecting the Fund’s economic interest in the investment is to be voted upon.
3.	Comment: Please confirm if the Fund will write credit default swaps. If so, please confirm this is consistent with the Trust’s exemptive order. Also, please confirm if writing credit default swaps is a principal strategy of the Fund. If so, please add appropriate strategies and risk disclosure to the prospectus.

Response: The Adviser confirms that the Fund does not presently intend to write credit default swaps.
4.	Comment: Please revise the fundamental policy related to concentration to note that the Fund will concentrate when its benchmark index is concentrated and will not when its benchmark index is not concentrated.
Response: We have not made the requested change. We believe the fundamental policy related to concentration as currently written appropriately describes when the Fund may concentrate its investments.
The Fund may not concentrate its investments in securities of issuers in the same industry, except as may be necessary to approximate the composition of the Fund’s underlying index.
5.	Comment: Please include a fundamental policy related to diversification.
Response: As noted in the prospectus and SAI, the Fund is classified as non-diversified. Therefore, we have not added a fundamental policy related to diversification.
6.	Comment: Please revise the Rule 35d-1 non-fundamental policy as follows:
The Fund will not, under normal circumstances, invest less than 80% of its net assets, plus the amount of borrowing for investment purposes, in corporate bonds. Prior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days written notice.
Response: We have revised the disclosure as requested.
6.	Comment: In the “Trustees and Officers” discussion in the “Management of the Trust” section, please remove the following sentence:
Moreover, references to the qualifications, attributes and skills of individual Trustees are made pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not be deemed to impose any greater responsibility or liability on any such person or on the Board by reason thereof.
Response: We have not made the requested change.
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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.
We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5676 if you have any questions concerning the foregoing.

Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc:  Lance Dial, Esq.
       Ryan M. Louvar, Esq.
       W. John McGuire, Esq.